Exhibit 99.2

SodaStream International Ltd.

Chief Financial Officer’s Commentary

Fourth Quarter 2015

Restructuring

During the fourth quarter of 2015, the Company recorded pre-tax charges of $2.2 million in cost of revenues as part of the restructuring and growth plan it announced on October 29, 2014. These charges represent the final restructuring costs incurred in connection with this plan and were related primarily to activities associated with the transition to the new Lehavim plant in southern Israel.

The following table provides a reconciliation of Non-IFRS to IFRS financial data for the three months ended December 31, 2015:

	Non-IFRS	Restructuring		IFRS
	In Thousands USD
Revenue	$112,942	$		$112,942
Cost of revenue	58,738		(2,171)	60,909
Gross profit	54,204		2,171	52,033
Operating income	6,153		2,171	3,982
Net income for the period	$4,999		$2,171	$2,828
Net income per share basic and diluted (in USD)	0.24		0.11	0.13

Revenue

Fourth quarter revenue decreased 10.7% to $112.9 million from $126.5 million in the fourth quarter 2014. Changes in foreign currency exchange rates negatively impacted revenue by approximately $11.5 million, primarily reflecting the weakening of the Euro/U.S. dollar exchange rate by 12%, the Australian dollar/U.S. dollar by 16% and the Canadian dollar/U.S. dollar by 14% versus the same period in the prior year.

Geographical Revenue Breakdown Revenue	Three Months Ended
	December 31, 2014	December 31, 2015	(Decrease)	(Decrease)
	In Millions USD			%
Western Europe	$66.9	$63.2	$(3.7)	(5.4)%
The Americas	37.2	30.0	(7.2)	(19.3)%
Asia-Pacific	16.4	13.7	(2.7)	(16.8)%
Central & Eastern Europe, Middle East, Africa	6.0	6.0	(0.0)	(0.5)%
Total	$126.5	$112.9	$(13.6)	(10.7)%

On a constant currency basis the revenue comparison is as follows:

Geographical Revenue Breakdown – constant currency basis Revenue	Three Months Ended
	December 31, 2014	December 31, 2015 - at Q4-2014 average rates	Increase (Decrease)	Increase (Decrease)
	In Millions USD			%
Western Europe	$66.9	$71.0	$4.1	6.1%
The Americas	37.2	31.4	(5.8)	(15.6)%
Asia-Pacific	16.4	15.6	(0.8)	(4.9)%
Central & Eastern Europe, Middle East, Africa	6.0	6.4	0.4	6.7%
Total	$126.5	$124.4	$(2.1)	(1.7)%

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The following table sets forth each region’s contribution to total revenue and a comparison with the fourth quarter 2014 (by percentage):

Region	Portion of the revenue in three months ended
	December 31, 2014	December 31, 2015
Western Europe	52.8%	56.0%
The Americas	29.4%	26.6%
Asia-Pacific	13.0%	12.1%
Central & Eastern Europe, Middle East & Africa	4.8%	5.3%
Total	100.0%	100.0%

The revenue decrease in the Americas was mainly due to lower demand for sparkling water makers and flavor units in the U.S. The decrease in Western Europe revenue was mainly due to changes in foreign currency exchange rates. Excluding the foreign currency exchange impact, Western Europe revenue increased by approximately 6.1% due to increased sales in Germany, Austria, and Switzerland, partially offset by declines in France and the Nordics. Asia-Pacific revenue decreased primarily due to changes in foreign currency exchange rates combined with lower sparkling water makers and flavor unit sales in Australia, partially offset by increased sales in Japan. CEMEA revenue remained flat with increased sales in Israel partially offset by changes in foreign currency exchange rates.

Sparkling water maker unit sales decreased 24% to 769,000 from 1,018,000 in the same period in 2014 mainly due to decreases in the U.S., France and Australia, partially offset by increases in Germany, Austria, Japan and Italy. CO2 refill unit sales increased 7% to 6.7 million and flavor unit sales decreased 8% to 5.6 million.

Gross Margin

Gross margin (before the impact of restructuring costs) was 48.0% compared to 50.4% for the same period in 2014. Fourth quarter 2015 gross margin was negatively impacted by changes in foreign currency exchange rates compared to the same period in the prior year, partially offset by higher share of CO2 refills in the product mix.

Sales and Marketing

Sales and marketing expenses were $35.0 million, or 31.0% of revenue, compared to $42.9 million, or 33.9% of revenue in the same period in 2014. The decrease was attributable to lower advertising and promotion expenses and lower distribution expenses. Sales and marketing expenses also decreased in comparison to the same period in the prior year due to changes in foreign currency rates, mainly the weakening of the Euro and the Australian dollar versus the U.S. dollar.

Sales organization, logistics and distribution expenses decreased $2.4 million to $21.7 million, or 19.3% of revenue, compared to $24.1 million, or 19.1% of revenue, in the fourth quarter 2014, mainly due to lower sparkling water maker sales volume. Advertising and promotion expenses decreased $5.5 million to $13.3 million, or 11.7% of revenue, in the quarter, compared to $18.8 million, or 14.9% of revenue, in the fourth quarter 2014.

General and Administrative

General and administrative expenses were $12.4 million, or 11.0% of revenue, compared to $9.4 million, or 7.5% of revenue in the same period of in the prior year. The increase was mainly due to $2.1 million of share-based payment expenses related to the stock options granted to our Chief Executive Officer in December 2015 and a reversal of share-based payment expenses in the fourth quarter 2014.

Operating Income

Operating income (before the impact of restructuring) was $6.2 million, or 5.4% of revenue, compared to $8.1 million, or 6.4% of revenue, in the fourth quarter 2014. The decrease in operating income was driven mainly by negative impact on revenue from the changes in foreign currency exchange rates and the increase in share-based payments, partially offset by a reduction in sales and marketing expenses and a reduction in expenses deriving from impairment of intangible assets. Adjusted operating income on a constant currency basis was $11.5 million, or 9.3% of revenue, reflecting an increase of 41.9% compared to the same period last year. Adjusted operating income on a constant currency basis and excluding share-based payments was $14.2 million, 176% increase compared to an Adjusted operating income excluding share-based payments of $5.1 million in the fourth quarter of 2014.

Tax Expense

Tax expense was $0.8 million, or an effective tax rate of 14.5%, compared to $1.2 million, or an effective tax rate of 13.8% in the fourth quarter 2014 on a Non-IFRS basis, excluding the impact of restructuring. The increase in the effective tax rate is due to the geographical allocation of profit before income tax.

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IFRS Net Income

Net income on IFRS basis was $2.8 million, or $0.13 per diluted share, based on 21.2 million weighted shares outstanding compared to a net loss on IFRS basis of $8.2 million, or loss of $0.39 per diluted share, based on 21.1 million weighted shares outstanding in the fourth quarter 2014.

Adjusted Net Income

Adjusted net income was $5.0 million, or $0.24 per diluted share, compared to net income on Adjusted basis of $7.5 million, or $0.35 per diluted share, in the fourth quarter 2014.

Foreign Currency Impact

Changes in foreign currency exchange rates ("FX") had a negative impact of approximately $11.5 million on revenue mainly due to a weakening of the Euro, the Australian dollar and the Canadian dollar exchange rate against the U.S. dollar compared to their average rates in the fourth quarter 2014. Conversely, FX had a positive impact on cost of revenue and operating expenses during the fourth quarter 2015, because approximately 72% of costs and expenses in the fourth quarter were denominated in currencies other than the U.S. dollar (mainly the Euro and the Israeli Shekel) whose values decreased by 12% and 1% respectively against the U.S. dollar compared to their average rate in the same period 2014. As a result, FX had an overall net negative impact of approximately $5.4 million on operating income.

Balance Sheet

Cash and cash equivalents at December 31, 2015 were $34.5 million compared to $46.9 million at December 31, 2014. The decrease is mainly attributable to repayment of short term debt, partially offset by cash generated from operations.

The company generated positive free cash flow, defined as cash flow from operating activities less cash flow for investment activity, of $1.5 million compared to negative free cash flow of $2.4 million in the fourth quarter 2014.

The company had $36.8 million of bank debt at December 31, 2015 mainly for financing the investment in its new production facility, compared to $43.9 million of bank debt at December 31, 2014.

Working capital at December 31, 2015 decreased by 11.4% to $140.7 million compared to $158.8 million at December 31, 2014 mainly due to rationalization of inventory and the impact of the restructuring. Inventories at December 31, 2015 decreased by 18.4% to $113.0 million compared to $138.4 million at December 31, 2014.

Full year 2015

Restructuring

During 2015, the Company recorded pre-tax charges of $9.5 million, which decreased revenue by $2.8 million and increased cost of revenue by $6.7 million. These charges represent the final restructuring costs incurred in connection with the growth plan of October 29, 2014.

The following table provides a reconciliation of Non-IFRS to IFRS financial data for the year ended December 31, 2015:

	Non-IFRS	Restructuring	IFRS
	In Thousands USD
Revenue	$415,955	$2,820	$413,135
Cost of revenue	209,666	(6,698)	216,364
Gross profit	206,289	9,518	196,771
Operating income	19,759	9,518	10,241
Net income for the period	$21,595	$9,518	$12,077
Net income per share diluted (in USD)	1.02	0.45	0.57

Revenue

Revenue before the impact of the restructuring decreased 18.7% to $416.0 million from $511.8 million in 2014. Changes in foreign currency exchange rates negatively impacted revenue by $58.6 million, primarily as a result of the weakening of the Euro/U.S. dollar exchange rate by 17%, the Australian dollar/U.S. dollar by 17% and the Swedish Krona/U.S. dollar by 19% versus the same period in the prior year.

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Geographical Revenue Breakdown Adjusted Revenue	Year Ended
	December 31, 2014	December 31, 2015	(Decrease)	(Decrease)
	In Millions USD			%
Western Europe	$281.7	$251.5	$(30.2)	(10.7%)
The Americas	142.3	102.1	(40.2)	(28.2%)
Asia-Pacific	53.8	40.7	(13.1)	(24.4%)
Central & Eastern Europe, Middle East, Africa	34.0	21.7	(12.3)	(36.2%)
Total	$511.8	$416.0	$(95.8)	(18.7%)

On a constant currency basis, the Adjusted revenue comparison is as follows:

Geographical Revenue Breakdown - constant currency basis Adjusted Revenue	Year Ended
	December 31, 2014	December 31, 2015*	Increase (Decrease)	Increase (Decrease)
	In Millions USD			%
Western Europe	$281.7	$298.0	$16.3	5.8%
The Americas	142.3	104.8	(37.5)	(26.3%)
Asia-Pacific	53.8	47.3	(6.5)	(12.2%)
Central & Eastern Europe, Middle East, Africa	34.0	24.5	(9.5)	(27.8%)
Total	$511.8	$474.6	$(37.2)	(7.3%)

* At 2014 average rates

The following table sets forth each region’s contribution to total Adjusted revenue and a comparison with 2014

(by percentage):

Region	Portion of the Adjusted revenue in year ended
	December 31, 2014	December 31, 2015
Western Europe	55.0%	60.5%
The Americas	27.8%	24.5%
Asia-Pacific	10.5%	9.8%
Central & Eastern Europe, Middle East & Africa	6.7%	5.2%
Total	100.0%	100.0%

The revenue decrease in the Americas was mainly due to lower demand for sparkling water makers and flavors in the U.S., which was partially due to the product transition as part of the Company’s repositioning and growth plan. The decrease in revenue in Western Europe was mainly due to the impact of changes in foreign currency exchange rates. Excluding the impact of foreign currency exchange rates, Western Europe revenue increased approximately 5.8% due to increased sales in Germany, Austria and Switzerland partially offset by declines in France and the Nordics. Asia-Pacific revenue decrease was primarily driven by changes in foreign currency exchange rates and decrease in sparkling water makers and flavor unit sales in Australia and South Korea partially offset by increased sales in Japan. The decrease in CEMEA revenue was mainly due to lower sales in Czech Republic.

Sparkling water maker unit sales decreased 25% to 2.4 million from 3.2 million in 2014 mainly due to the decrease in the U.S and France partially offset by the increase in Germany, Austria and Switzerland. CO2 refill unit sales increased 7% to a record 26.8 million compared to 25.0 million in 2014 and flavor unit sales decreased 29% to 22.3 million compared to 31.4 million in 2014 mainly due to the product line transition.

Gross Margin

Gross margin (before the impact of restructuring) was 49.6% in 2015 compared to 51.1% in 2014. 2015 gross margin reduced mainly due to the impact of unfavorable changes in foreign currency exchange rates on revenue, partially offset by higher share of CO2 refills in product mix.

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Sales & Marketing

Sales and marketing expenses decreased 22.0% to $138.6 million, or 33.3% of Adjusted revenue, compared to $177.7 million, or 34.7% of revenue in 2014. Sales organization, logistics and distribution expenses were $83.5 million or 20.1% of Adjusted revenue, compared to $100.8 million or 19.7% of revenue in 2014. Advertising and promotion expenses were $55.1 million or 13.3% of Adjusted revenue compared to $76.9 million or 15.0% of revenue in 2014.

General & Administrative

General and administrative expenses for were $47.3 million, or 11.4% of Adjusted revenue, compared to $49.8 million, or 9.7% of revenue in 2014. The decrease was mainly due to administrative cost reduction, partially offset by an increase in the share-based payment expenses.

Operating Income

Operating income (before the impact of restructuring) decreased to $19.8 million, or 4.8% of Adjusted revenue compared to $30.6 million or 6.0% of revenue in 2014. Operating income was negatively impacted from changes in foreign currency exchange rates by approximately $14.1 million.

Tax Expense

Tax expense was $3.0 million representing an effective tax rate of 19.9% compared to $3.9 million or an effective tax rate of 23.9% in 2014. On a Non-IFRS basis, excluding the impact on the restructuring charges, the effective tax rate was 12.2%, similar to 2014.

IFRS Net Income

2015 net income on an IFRS basis was $12.1 million, or $0.57 per diluted share, based on 21.1 million weighted shares outstanding, compared to net income of $12.3 million, or $0.58 per diluted share, based on 21.3 million weighted shares outstanding in 2014.

Adjusted Net Income

2015 Adjusted net income was $21.6 million, or $1.02 per diluted share compared to net income on Adjusted basis of $27.9 million, or $1.31 per diluted share, in 2014.

Foreign Currency Impact

Changes in FX had a negative impact on Adjusted revenue of $58.6 million mainly due to the weakening in the Euro, the Australian dollar and the Swedish Krona average exchange rates against the U.S. dollar compared to the 2014. Conversely, FX had a positive impact on cost of revenue and operating expenses during 2015, because approximately 79% of costs and expenses were denominated in currencies other than the U.S. dollar (mainly the Israeli Shekel), whose value decreased 8% against the U.S. dollar compared to their average rates in 2014. As a result, FX had an overall net negative impact of approximately $14.1 million on operating income.

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